Form 10KSB, Exhibit 13
period 1995-10-29
SKYLINE CHILI INC
filed 1996-01-29
CIK 803497

                                  Exhibit 13
                                  ----------

                Portions of 1995 Annual Report to Shareholders
                ----------------------------------------------

PRICE RANGE OF COMMON STOCK

The Company's common stock is traded on the Nasdaq Stock Market and is identified by the Nasdaq symbol SKCH. The approximate number of record-holders of the Company's common stock at November 30, 1995, was 1,293. The high and low closing bid quotations for the Company's common stock, as reported on Nasdaq for each quarter of the Company's 1995 and 1994 fiscal years, have been as follows:


                                  Fiscal Year 1995           Fiscal Year 1994

Quarter                           High          Low           High          Low
First                            3 1/4         3 1/8         2 7/8         2 7/8
Second                           3 3/4         3 1/4         3 1/8         3
Third                            3 3/4         3 5/8         3 1/8         3 1/8
Fourth                           3 5/8         3 5/8         3 1/8         3 1/8


     The range of the high and low closing bid quotations contained in the above
table  reflects   interdealer  prices,   without  retail  markup,   markdown or
commissions, and may not necessarily represent actual transactions. The Company did not declare or pay any cash dividends on its common stock during fiscal years 1995 and 1994. The Company anticipates that the capital requirements of its business and expansion plans will require that any earnings and profits realized by it be retained to finance growth.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

REVENUES

Total revenues for the fiscal year ended October 29, 1995, of $25.8 million increased 5% over the prior fiscal year ended October 30, 1994, primarily due to a 14% increase in revenues from Company-owned restaurants offset partially by lower revenues from the Company's commissary operations. Franchise fees and royalties increased 3% over the prior year's.

     Commissary revenues for the year were 5% below the prior year's. Revenues from the sale of chili and related food products to the franchised Skyline Chili restaurants were below last year's principally because the Company adjusts its product prices based on the market price of beef which was lower than fiscal 1994. Shipments of the Company's frozen products were 2% below last year's principally because the fourth quarter price promotions were not as aggressively discounted at the retail level as the same promotions in the prior year. Shipments of the Cincinnati Recipe product line this fiscal year were even with last year's.

     Revenues from Company-owned restaurants of $14.2 million benefited from a 7% increase in same-store sales, which included a 2% menu price increase implemented in the fourth quarter last year. The same-store increases, a full year of sales from locations opened last year, and one new unit opened this year in downtown Columbus, Ohio, accounted for the 14% overall increase in Company-owned restaurant revenues this fiscal year over the previous year's.

     The newly opened Columbus restaurant brings the number of Company-owned restaurants to 31, an increase of one unit over the end of fiscal 1994. The Company franchised two new units in the Cincinnati, Ohio, area during fiscal 1995, bringing the current total to 52 franchised units.

     Increased shipments of chili to the franchisees, which includes royalties as part of the selling price, led to the 3% increase in franchise fees and royalties in fiscal 1995 compared to fiscal 1994.

     Total revenues for the fiscal year ended October 30, 1994, of $24.5 million (which consisted of fifty-two weeks) increased 13% over the prior fiscal year ended October 31, 1993 (which consisted of fifty-three weeks). Commissary revenues in fiscal 1994 increased 10% over the previous year due to the newly acquired Cincinnati Recipe product line and increased shipments of the Company's distributed products such as cheese and spaghetti. Revenues from Company-owned restaurants increased 17% in fiscal 1994 over the prior year due to an 11% increase in same-store sales and new locations. Franchise fees and royalties in fiscal 1994 were even with fiscal 1993.


COST OF SALES - COMMISSARY

The commissary cost of sales rate was 73% in fiscal 1995 compared to 76% in fiscal 1994 and 78% in fiscal 1993. Beef prices began to drop in the second half of fiscal 1994 and continued at lower average levels throughout fiscal 1995, accounting for the improved cost of sales rates.

     The Company's cost of sales rate is heavily influenced by beef prices, which fluctuate significantly.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

RESTAURANT OPERATING EXPENSES

Food and paper products were 28% of restaurant revenues in fiscal 1995 compared to 29% and 30% for fiscal year 1994 and fiscal year 1993, respectively, due to lower average beef prices. Payroll costs for the fiscal year were 30% of restaurant revenues, compared to 29% for fiscal year 1994 and 28% for fiscal year 1993. This rate has increased due to increases in hourly wage rates and increased restaurant crew turnover as a result of a tightening labor market. Occupancy and other expenses have increased due to new units but have remained at 22% of restaurant revenues.

GENERAL AND ADMINISTRATIVE EXPENSES

Fiscal 1995 selling, general and administrative expenses decreased 1% below fiscal 1994 principally due to reductions in officers' compensation that were not otherwise offset by increased spending on advertising, training and recruiting.

     Selling, general and administrative expenses increased 16% in fiscal 1994 above fiscal 1993 due to increased advertising spending and increases in management bonuses.

OTHER INCOME (EXPENSE)

Other income (expense) primarily consists of interest expense which was lower in fiscal 1995 than fiscal 1994 and fiscal 1993 due to reduced debt levels from scheduled principal payments and a reduction in the interest rate occurring late in fiscal 1995 on the City of Fairfield, Ohio Adjustable Rate Demand Industrial Development Revenue Bonds.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at the end of fiscal 1995 were $799,000 below the end of fiscal 1994 due to increased levels of capital spending and a reduction in accrued liabilities. Working capital was $1.3 million at the end of fiscal 1995 and $1.6 million at the end of fiscal 1994.

     During fiscal 1995, the Company spent $431,000 to finish construction of a new restaurant location in downtown Columbus. The Company also purchased several parcels of land in the Greater Cincinnati area for $825,000 to be used for future restaurant development. During 1995, $394,000 was spent to remodel various Company-owned restaurant locations throughout the system. All of these activities were funded by existing cash and cash from operations. The Company intends to spend $620,000 to finish construction on a new free-standing restaurant in Columbus, Ohio. In Cincinnati, Ohio, the Company intends to spend $1.1 million to relocate two strip-center locations to free-standing buildings with drive-thrus. The Company also plans to spend $305,000 for a new leased location. All of these restaurants will begin operations in fiscal 1996. The Company believes that existing cash, cash provided by operations and its $4 million unsecured bank line of credit will be adequate to fund currently planned expansion and new equipment purchases.

     The Company maintains a compensating balance of $400,000 with the bank that has issued a letter of credit guaranteeing payment of the principal and related interest on its City of Fairfield, Ohio Adjustable Rate Demand Industrial Development Revenue Bonds. These bonds were issued in 1990 to fund in part the construction of the Company's new commissary, warehouse and office facility. There are no legal restrictions on the use of those compensating balance funds.


IMPACTS OF INFLATION

     The Company believes that its business is affected by inflation to the same extent as the general economy. Generally, the Company has been able to offset the inflationary impact of costs and wages through a combination of improved productivity and price increases. As a result, operating results during fiscal years 1995, 1994 and 1993 have not been significantly affected by inflation.

AUDITOR'S REPORT

Report of Independent Auditors


THE BOARD OF DIRECTORS OF SKYLINE CHILI, INC. We have audited the accompanying consolidated balance sheets of Skyline Chili, Inc., as of October 29, 1995, and October 30, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Skyline Chili, Inc., at October 29, 1995, and October 30, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 29, 1995, in conformity with generally accepted accounting principles.


                                          /s/ Ernst & Young LLP
                                          Cincinnati, Ohio
                                          December 1, 1995

CONSOLIDATED STATEMENTS OF INCOME

                                                               Years ended

                                        October 29, 1995     October 30, 1994     October 31, 1993

REVENUES:
    Sales:
       Commissary                         $ 10,331,000         $ 10,817,000         $  9,809,000
       Restaurants                          14,231,000           12,507,000           10,646,000
    Franchise fees and royalties             1,210,000            1,172,000            1,171,000
                                          -------------        -------------        -------------
                                            25,772,000           24,496,000           21,626,000

OPERATING COSTS AND EXPENSES:
    Cost of sales-commissary                 7,497,000            8,211,000            7,610,000
    Restaurant operating costs:
       Cost of food and paper                3,945,000            3,569,000            3,220,000
       Payroll costs                         4,266,000            3,629,000            2,942,000
       Occupancy and other expenses          3,078,000            2,690,000            2,292,000
    Selling, general and administrative      5,000,000            5,051,000            4,371,000
                                          -------------        -------------        -------------
                                            23,786,000           23,150,000           20,435,000
                                          -------------        -------------        -------------

INCOME FROM OPERATIONS                       1,986,000            1,346,000            1,191,000

OTHER INCOME (EXPENSE):
    Interest income                             92,000               93,000               96,000
    Interest expense                          (541,000)            (583,000)            (607,000)
    Other income (expense)                      (7,000)             (24,000)              21,000
                                          -------------        -------------        -------------
                                              (456,000)            (514,000)            (490,000)
                                          -------------        -------------        -------------

INCOME BEFORE INCOME TAXES                   1,530,000              832,000              701,000
PROVISION FOR INCOME TAXES                     550,000              300,000              270,000
                                          -------------        -------------        -------------

NET INCOME                                $    980,000         $    532,000         $    431,000
                                          -------------        -------------        -------------

NET INCOME PER SHARE                        $     0.29         $       0.16          $      0.13
                                          -------------        -------------        -------------
WEIGHTED AVERAGE COMMON AND COMMON
    EQUIVALENT SHARES OUTSTANDING            3,419,000            3,390,000            3,363,000
                                          -------------        -------------        -------------

                                                         See accompanying notes.

CONSOLIDATED BALANCE SHEETS


                                     October 29,   October 30,
                                        1995          1994
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents       $ 1,910,000   $ 2,709,000
    Accounts receivable               1,074,000       726,000
    Inventories                       1,224,000     1,043,000
    Prepaid expenses                    121,000       213,000
    Deferred income taxes               206,000       198,000
                                    ------------  ------------
Total current assets                  4,535,000     4,889,000

PROPERTY AND EQUIPMENT, AT COST:
    Land                              1,469,000       698,000
    Buildings and improvements       11,451,000    10,556,000
    Equipment and fixtures            7,409,000     6,753,000
    Construction in progress             61,000        52,000
                                    ------------  ------------
                                     20,390,000    18,059,000

    Less accumulated depreciation     6,565,000     5,183,000
                                    ------------  ------------
       Net property and equipment    13,825,000    12,876,000

INTANGIBLE ASSETS-NET                   501,000       534,000
OTHER ASSETS                            152,000       124,000
                                    ------------  ------------
                                    $19,013,000   $18,423,000
                                    ------------  ------------

                                                        October 29, 1995   October 30, 1994
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable                                         $ 1,505,000   $ 1,406,000
    Accrued salaries and wages                                   664,000     1,032,000
    Accrued interest                                              65,000       117,000
    Income taxes                                                 101,000
    Other accrued liabilities                                    485,000       398,000
    Long-term debt due within one year                           360,000       340,000
                                                             ------------  ------------
Total current liabilities                                      3,180,000     3,293,000


DEFERRED INCOME TAXES                                            469,000       387,000
LONG-TERM DEBT DUE AFTER ONE YEAR                              6,100,000     6,459,000


SHAREHOLDERS' EQUITY:
    Common stock, no par value; 5,400,000 shares
       authorized; issued and outstanding-3,345,000 shares     5,267,000     5,267,000
    Additional paid-in capital                                    19,000        19,000
    Retained earnings                                          3,978,000     2,998,000
                                                             ------------  ------------
Total shareholders' equity                                     9,264,000     8,284,000
                                                             ------------  ------------
                                                             $19,013,000   $18,423,000
                                                             ------------  ------------


                                                        See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Years ended

                                                        October 29, 1995          October 30, 1994          October 31, 1993

OPERATING ACTIVITIES:
Net income                                                   $  980,000               $  532,000                $  431,000
Adjustments to reconcile net income
    to net cash provided by operating
    activities:
       Depreciation and amortization                          1,553,000                1,373,000                 1,399,000
       Deferred income taxes                                     74,000                  101,000                    52,000
       Amortization of stock award
          compensation                                                                                              84,000
       Decrease (increase) in:
          Accounts receivable                                  (348,000)                 403,000                    11,000
          Inventories                                          (181,000)                (504,000)                    3,000
          Prepaid expenses                                       92,000                   41,000                   (37,000)
       Increase (decrease) in:
          Accounts payable                                       99,000                  536,000                    99,000
          Income taxes payable                                  101,000
          Accrued liabilities                                  (333,000)                 542,000                    40,000
       Other-net                                                (27,000)                 (66,000)                   (1,000)
                                                             -----------              -----------               -----------
Net cash provided by operating activities                     2,010,000                2,958,000                 2,081,000

INVESTING ACTIVITIES
Capital expenditures                                         (2,484,000)              (1,537,000)               (1,845,000)
Payments for businesses acquired                                                        (301,000)                 (295,000)
Proceeds from sale of property and
    equipment                                                    54,000                  903,000                     3,000
Decrease in unexpended bond proceeds                                                                               173,000
Additions to intangible assets                                  (39,000)                 (47,000)                  (19,000)
                                                             -----------              -----------               -----------
Net cash used by investing activities                        (2,469,000)                (982,000)               (1,983,000)

FINANCING ACTIVITIES
Repayments of debt                                             (340,000)                (315,000)                 (300,000)
                                                             -----------              -----------               -----------
Net cash used by financing activities                          (340,000)                (315,000)                 (300,000)
                                                             -----------              -----------               -----------

Net increase (decrease) in cash
    and cash equivalents                                       (799,000)               1,661,000                  (202,000)
Cash and cash equivalents at
    beginning of year                                         2,709,000                1,048,000                 1,250,000
                                                             -----------              -----------               -----------
Cash and cash equivalents at
    end of year                                              $1,910,000               $2,709,000                $1,048,000
                                                             -----------              -----------               -----------

                                                         See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended October 29, 1995, October 30, 1994, and October 31, 1993

                                             COMMON STOCK          ADDITIONAL                   UNAMORTIZED       TOTAL
                                       NUMBER OF                    PAID-IN       RETAINED      STOCK AWARD    SHAREHOLDERS'
                                        SHARES        AMOUNT        CAPITAL       EARNINGS     COMPENSATION       EQUITY

Balance, October 25, 1992             3,113,000     $5,157,000     $19,000       $2,035,000      $(84,000)      $7,127,000
    Amortization of stock
       award compensation                                                                          84,000           84,000
    Net income                                                                      431,000                        431,000
                                      ----------    -----------    --------      -----------     ---------      -----------
Balance, October 31, 1993             3,113,000      5,157,000      19,000        2,466,000                      7,642,000
    Issuance of common stock            232,000        110,000                                                     110,000
    Net income                                                                      532,000                        532,000
                                      ----------    -----------    --------      -----------     ---------      -----------
Balance, October 30, 1994             3,345,000      5,267,000      19,000        2,998,000                      8,284,000
    Net income                                                                      980,000                        980,000
                                      ----------    -----------    --------      -----------     ---------      -----------
Balance, October 29, 1995             3,345,000     $5,267,000     $19,000       $3,978,000                     $9,264,000
                                      ----------    -----------    --------      -----------     ---------      -----------



                                                         See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

The Company operates in only one industry segment. All significant revenues and pre-tax earnings relate to sales of food to the general public through Company-operated and franchised restaurants and through grocery stores.
Credit is extended to franchisees and grocery stores based upon management's assessment of credit risk. Credit losses have historically been minimal.


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.


INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of finished goods.


PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated over the economic useful lives of the related assets on the straight-line method.


FRANCHISE FEES AND ROYALTIES

Area franchise fees in excess of direct costs incurred and individual restaurant franchise fees are deferred and recognized in income when the restaurant is opened. Royalties are recorded as income on the accrual basis. Expenses associated with franchise fees and royalties are charged to expense as incurred. Franchise fees and royalties included in income are as follows:

                    1995         1994          1993
Franchise fees   $   30,000   $   30,000    $
Royalties         1,180,000    1,142,000     1,171,000
                 -----------  -----------   -----------
                 $1,210,000   $1,172,000    $1,171,000
                 -----------  -----------   -----------


INTANGIBLE ASSETS

Intangible assets consist primarily of trademarks and recipes obtained through acquisition of businesses which are amortized on the straight-line method over fifteen years, and debt issuance costs which are amortized over the life of the debt using the interest method. Accumulated amortization was $929,000 and $857,000 as of October 29, 1995, and October 30,
1994, respectively.


PRE-OPENING EXPENSES

Expenditures related to the opening of new restaurants, other than those for capital assets, are expensed as incurred.


EARNINGS PER SHARE

Earnings per common share are based on the weighted average number of common shares and common share equivalents outstanding.


REPORTING PERIOD

The Company's fiscal year ends on the last Sunday of October. The consolidated financial statements for 1995 and 1994 each include 52 weeks. The consolidated financial statements for 1993 include 53 weeks.


CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.


RECLASSIFICATIONS

Certain 1994 and 1993 amounts have been reclassified to conform to the 1995 presentation.

2. INCOME TAXES


The components of the income tax provision are as follows:

                             1995       1994        1993
Current:
   Federal               $398,000   $182,000    $186,000
   State and city          78,000     17,000      32,000
Deferred                   74,000    101,000      52,000
                         ---------  ---------   ---------
                         $550,000   $300,000    $270,000
                         ---------  ---------   ---------


    The reasons for the difference between the amounts determined using the statutory corporate federal income tax rate and the effective income tax rate are as follows:


                             1995        1994       1993
Income taxes computed
   at statutory federal
   income tax rates      $520,000    $283,000   $238,000
State and local income
   taxes, net of federal
   income tax effect       52,000      11,000     21,000
Other-net                 (22,000)      6,000     11,000
                         ---------  ---------   ---------
Actual tax expense       $550,000    $300,000   $270,000
                         ---------  ---------   ---------


    The provision (credit) for deferred income taxes consists of the following components:


                                                    1993
Depreciation expense                              $63,000
Basis differences on fixed asset disposals        (28,000)
Stock award compensation                           (4,000)
Expenses not currently deductible                  16,000
Other-net                                           5,000
                                                  -------
                                                  $52,000
                                                  -------

     The deferred tax assets and liabilities consist of the following components:

                                        1995          1994


DEFERRED TAX ASSETS
   Employee compensation and
      benefits                        $ 87,000      $137,000
   Inventory                            40,000        21,000
   Expenses not currently deductible    79,000        40,000
                                      ---------     ---------
                                       206,000       198,000
DEFERRED TAX LIABILITIES
   Accelerated tax depreciation        707,000       693,000
   Alternative minimum tax credit
      carryforward                    (238,000)     (306,000)
                                      ---------     ---------
                                       469,000       387,000
                                      ---------     ---------
NET DEFERRED TAX LIABILITY            $263,000      $189,000
                                      ---------     ---------


     The Company adopted the Statement of Financial Accounting Standards
No. 109, "Accounting for Income Taxes" (SFAS No. 109) in its fiscal year ending in 1994. The adoption of the new Statement did not affect the recorded amount of the Company's deferred income tax assets and liabilities. Under SFAS No. 109 the Company provides deferred taxes on temporary basis differences of assets and liabilities.

     The alternative minimum tax credit carryforward has an unlimited carryforward period and may be used to offset the Company's future regular tax liability within specified limits.

3. LONG-TERM DEBT AND NOTES PAYABLE

Long-term debt at October 29, 1995, represents $6,460,000 City of
Fairfield, Ohio Adjustable Rate Demand Industrial Development Revenue
Bonds, Series 1990, due 2008. The bonds were issued in the fourth quarter of 1990 for the purpose of constructing and equipping a new commissary, warehouse and office facilities and are payable annually through September 1, 2008. Interest is payable semi-annually at a 5% annual rate through August 31, 2000. On September 1, 2000, and on each succeeding interest rate determination date, the interest rate will be adjusted for an interest rate period, determined at the Company's election, equal to six months, one year, five years or ten years. In no case will the interest rate exceed 12%. Redemption of the bonds is dependent on the interest rate period elected by the Company.

     The bonds and certain amounts of accrued interest thereon are guaranteed by a $6,981,000 bank letter of credit through September 16, 1998. The bank letter of credit is secured by the commissary, warehouse, office facility and certain equipment. The Company is required under the agreement to maintain certain financial ratios and additionally places limitations on dividends and acquisition of common stock should the ratio of debt to tangible net worth be more than 1.25 to 1. At December 31, 1995, the ratio was
1.07 to 1.

     The Company pays the bank a maintenance fee on the undrawn amount available to be drawn under the letter of credit equal to 5/8% annually. The bank agreement also provides that the Company maintain a $400,000 compensating balance in the Company's general disbursement account.

     The Company has a $4 million unsecured line of credit with a bank that extends through August 9, 1996. Borrowings under the line of credit bear interest at prime less 1/8%. There were no borrowings under the line at October 29, 1995, or October 30, 1994.

     Annual maturities of long-term debt are $360,000, $385,000, $410,000, $435,000 and $465,000 in 1996 through 2000.

4. COMMITMENTS

The Company conducts most of its restaurant operations from leased facilities, and leases certain equipment under operating lease agreements. The leases generally require the Company to pay taxes and insurance, and certain of the leases require the payment of additional rents if annual sales exceed certain minimums. Most leases contain renewal options ranging from three to fifteen years, at lease rates that are not materially higher than existing lease rates.

The following is a schedule of future minimum rental payments relating to these operating leases as of October 29, 1995:

               Year
                1996                      $  792,000
                1997                         706,000
                1998                         651,000
                1999                         581,000
                2000                         471,000
                Thereafter                 1,389,000
                                          ----------
        Total minimum lease payments      $4,590,000
                                          ----------

     Rent expense under operating leases amounted to $1,101,000 in 1995, $1,045,000 in 1994, and $875,000 in 1993.

5. DEFINED CONTRIBUTION PLAN

The Company has two defined contribution pension plans, one with a 401(k) feature, covering all employees who meet eligibility requirements. The Company matches employees' tax-deferred contributions up to 3% of the employees' compensation. Remaining contributions under the Plan are discretionary. Total expenses under the plans amounted to $120,000 in 1995, $100,000 in 1994 and $85,000 in 1993.

6. COMMON STOCK

The 1986 Stock Option Plan reserved 112,000 shares of common stock for award to officers and key employees as stock options. The option price is determined by a Stock Option Committee, but may not be less than 85% of the fair market value of the stock at the date of grant; the options are exercisable over a period determined by the Committee, but no longer than ten years after the date they are granted.

     The 1990 Stock Option and Stock Incentive Plan reserved 475,000 shares of common stock for award to officers and key employees of the Company as incentive or non-qualified stock options, stock appreciation rights (SARs), restricted stock, performance units or other stock unit awards. For stock options, the option price is determined by a Committee of the Board of Directors, but may not be less than 85% and 100% of the fair market value of the stock at the date of grant for non-qualified stock options and incentive stock options, respectively. Options are exercisable over a period determined by the Committee, but no longer than ten years after the date they are granted. SARs may be granted in connection with stock options or separately. SARs issued in connection with options entitle the optionee to receive the appreciation in value of the shares (the difference between market price of a share at the time of exercise of the SARs and option price) in cash, shares or a combination thereof. Any exercise of a SAR or option automatically cancels the related option or SAR.

A summary of stock option activity related to the Plans is as follows:

                                NUMBER OF   OPTION PRICE
                                  SHARES       PER SHARE
Outstanding at October 25, 1992
   (180,250 shares exercisable)  $335,000     $2.19-$5.19
   Granted                         52,000     $2.50-$2.75
   Cancelled/Expired               (3,000)       $2.44
Outstanding at October 30, 1994
   (260,000 shares exercisable)   384,000     $2.19-$5.19
   Granted                          9,000     $2.88-$3.13
   Cancelled/Expired               (1,000)       $4.50
Outstanding at October 29, 1995
   (313,000 shares exercisable)   392,000     $2.19-$5.19
   Granted                        131,000       $3.125
   Cancelled/Expired              (30,000)    $2.25-$4.06
Outstanding at October 29, 1995
   (320,000 shares exercisable)   493,000


At October 29, 1995, 94,000 shares of common stock are reserved for future grant under the Plans.

     In 1990 the Company granted 100,000 shares of common stock pursuant to a restricted stock award agreement. The shares are not registered and are restricted as to sale or transfer except upon the occurrence of certain specified events including a change in control of the Company, as defined, equal to at least 20%. The restricted shares have vested and, except for the restrictions as to sale or transfer, these shares convey all the rights of a shareholder. The market value of the shares at the date of award was recorded as unamortized stock award compensation and is shown as a separate component of shareholders' equity. The compensation was amortized to expense over the period in which services were performed.

7. ADVERTISING TRUST

Company stores and franchisees in the Cincinnati area pay an advertising fee to a trust established for the benefit of Cincinnati area stores.

     The trust has a line of credit with a bank under which it may borrow up to $200,000 that is guaranteed by the Company. There were no borrowings under the line at October 29, 1995.

8. CASH FLOWS

Supplemental disclosure with respect to cash flow information is as follows:

                        1995        1994          1993
Cash paid during the
   year for:
   Interest           $593,000    $527,000      $589,000
   Income taxes       $328,000    $192,000      $326,000

9. ACQUISITIONS

In fiscal 1994 the Company issued 232,000 shares of its common stock in exchange for all of the outstanding stock of L.C.W. Skyline Company (LCW), an operator of a franchised Skyline Chili restaurant. LCW's common stock was owned by the Company's majority stockholders. The acquisition of LCW by the Company has been accounted for as a pooling of interests, since the acquisition reflected a transfer of net assets between companies under common control. Accordingly, the net assets acquired by the Company have been recorded at the historic cost basis of LCW. Prior years' financial statements have not been restated since the impact on previously reported amounts would not be material. However, since the number of shares issued in the transaction are significant to the Company's total outstanding shares, earnings per share amounts for prior years have been restated to reflect the additional shares issued. The results of operations of LCW have been included in the consolidated totals since the acquisition date.


     During fiscal 1993 the Company made two acquisitions that were treated as purchases. The total purchase price for those entities was $635,000, including $302,000 paid in 1994 as additional consideration. The results of operations of the acquired businesses have been included in the consolidated results of operations since the dates of acquisition.


10. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)

YEAR ENDED                    INCOME FROM                NET INCOME
OCTOBER 29, 1995   REVENUES    OPERATIONS    NET INCOME   PER SHARE

First quarter       $7,697       $461           $203        $.06
Second quarter       5,710        310            124         .04
Third quarter        5,936        431            209         .06
Fourth quarter      $6,429       $784           $444        $.13

YEAR ENDED
OCTOBER 30, 1994

First quarter       $7,094       $240           $ 53        $.02
Second quarter       5,445        209             59         .02
Third quarter        5,568        333            135         .04
Fourth quarter      $6,389       $564           $285        $.08

     The first quarter of each fiscal year includes 16 weeks. All other quarters include 12 weeks.