Form 10KSB40, Exhibit 13
period 1996-10-27
SKYLINE CHILI INC
filed 1997-01-27
CIK 803497

                                                                      Exhibit 13

PRICE RANGE OF COMMON STOCK



Through October 27, 1996, the end of the Company's 1996 fiscal year, the Company's common stock traded on the NASDAQ Stock Market under the symbol "SKCH." The following table sets forth for the periods indicated the range of high and low closing bid quotations for the Company's common stock, as reported by NASDAQ. The high and low closing bid quotations indicated in the table reflect interdealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

                   FISCAL YEAR 1996      FISCAL YEAR 1995
--------------------------------------------------------------------------------
QUARTER              HIGH      LOW        HIGH       LOW
First                4 1/8    3 1/2       3 1/4      3 1/8
Second               3 5/8    3 1/2       3 3/4      3 1/4
Third                4        3 5/8       3 3/4      3 5/8
Fourth               6 3/8    3 7/8       3 5/8      3 5/8

On October 28, 1996, the Company's common stock began trading on the American Stock Exchange under the symbol "SKC."

The Company did not declare or pay any cash dividends on its common stock during fiscal years 1996 and 1995. On December 17, 1996, the Company declared a cash dividend of $0.02 per share on its common stock, payable on January 17, 1997, to shareholders of record at the close of business on January 8, 1997. The approximate number of record-holders of the Company's common stock at January 8, 1997, was 1,220. The Company is required under its bank letter of credit agreement to maintain certain financial ratios, and the agreement places limitations on dividends and acquisitions of common stock should the ratio of debt to tangible net worth be more than 1.25 to 1. At October 27, 1996, the ratio was 0.92 to 1.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS



                              RESULTS OF OPERATIONS

REVENUES

Total revenues for the fiscal year ended October 27, 1996, of $29.2 million increased 13% over the prior fiscal year ended October 29, 1995, due to increased revenues from all of the Company's divisions.

Commissary revenues for the year were 19% over last year due to the introduction of a new canned product line in the fourth quarter, an 18% increase in frozen grocery product shipments, and an increase in shipments of distributed products, such as cheese, spaghetti and wieners, to franchisees. Additional retail price promotions conducted by the Company's larger grocery customers in fiscal 1996 compared to the prior year were responsible for the increase in frozen grocery product shipments.

Revenues from Company-owned restaurants of $15.5 million were 9% over last year. Same-store sales increased 4% over fiscal 1995, due in part to a 4% menu price increase implemented in the fourth quarter of fiscal 1996. Also contributing to the overall increase was a full year of sales from a restaurant opened last year, sales from two new restaurant locations opened in Columbus and Cincinnati, and the relocation of two strip-center units to free-standing buildings.

The newly opened Columbus and Cincinnati restaurants bring the number of Company-owned restaurants to 33, an increase of two units over the end of fiscal 1995. The Company franchised seven new units in Ohio, Kentucky and Indiana during fiscal 1996, bringing the total number of franchised units to 59 at the end of the fiscal year.

Revenues from franchise fees and royalties were 17% over last year due to increased shipments of chili to franchisees, which includes royalties as part of the selling price, and the initial franchise fees from opening seven new franchised locations in fiscal 1996 compared to two in fiscal 1995.

Total revenues for fiscal 1995 of $25.8 million increased 5% over the prior fiscal year ended October 30, 1994. This was primarily due to a 14% increase in revenues from Company-owned restaurants offset partially by lower revenues from the Company's commissary operations. Revenues from Company-owned restaurants benefited from a 7% increase in same-store sales and new locations. Revenues from the Company's commissary in fiscal 1995 were 5% below the prior year, principally because the Company adjusts its prices for chili products based on the market price of beef, which was lower in fiscal 1995 than in fiscal 1994.

COST OF SALES - COMMISSARY

Cost of sales was 70% of the corresponding revenue figure in fiscal 1996 compared to 73% in fiscal 1995 and 76% in fiscal 1994. This rate improved because beef prices began to drop in the second half of fiscal 1994 and have remained at a lower average level throughout fiscal 1995 and 1996.

The Company's cost of sales rate is strongly influenced by beef prices, which can fluctuate significantly.

RESTAURANT OPERATING EXPENSES

Restaurant food and paper costs were 28% of restaurant revenues in fiscal years 1996 and 1995 compared to 29% in fiscal 1994, due to lower average beef prices. Payroll costs were 30% of restaurant revenues in fiscal years 1996 and 1995 compared to 29% in fiscal 1994. This rate has increased due to increases in hourly wage rates as competition for the available labor pool has grown. Management believes that this competition for labor will continue throughout fiscal 1997. Occupancy and other expenses have decreased to 21% of restaurant revenues in fiscal 1996 compared to 22% in fiscal years 1995 and 1994. However, as the competition for affordable real estate locations continues to grow, management believes that occupancy and other expenses could increase.

GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses in fiscal 1996 increased 15% over the prior year, principally due to additional advertising expenditures, higher levels of management bonuses and increased legal expenses related to real estate transactions.

Selling, general and administrative expenses in fiscal 1995 decreased 1% below fiscal 1994 due to reductions in officers' compensation that were not otherwise offset by increased spending on advertising, training and recruiting.

OTHER INCOME

Other income (expense) primarily consisted of interest expense which was lower in fiscal 1996 than fiscal 1995 and 1994 due to reduced debt levels and a reduction in the interest rate on the Company's long-term debt which occurred late in fiscal 1995.


                         LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at the end of fiscal 1996 were $770,000 below the end of fiscal 1995 due to increased capital spending. Working capital was $1.2 million at the end of fiscal 1996 and $1.5 million at the end of fiscal 1995.

During fiscal 1996, the Company spent $3 million to complete construction of five free-standing restaurants in Cincinnati and Columbus. Three of the locations are in new trade areas. Two of those units began operations during fiscal 1996, while the third began operations at the beginning of fiscal 1997. The other two free-standing units replaced existing strip-center locations in the Cincinnati market. During fiscal 1996, the Company spent approximately $865,000 to purchase or replace equipment. Included in this total amount was $268,000 for new computer-based point-of-sale equipment installed during the year pursuant to a program to replace cash register systems in all Company-owned restaurants. The Company also spent $151,000 to remodel several Company-owned restaurants. All of these activities were funded with existing cash and cash from operations. The Company intends to spend at least $1.2 million to construct two restaurants in new trade areas during fiscal 1997. The Company also intends to spend $350,000 to complete the rollout of new point-of-sale equipment in all Company-owned restaurants. The Company believes that existing cash, cash provided by operations and its $4 million unsecured bank line of credit will be adequate to fund currently planned expansion and new equipment purchases.

The Company maintains a compensating balance of $400,000 with the bank that has issued a letter of credit guaranteeing payment of the principal and related interest on the City of Fairfield, Ohio Adjustable Rate Demand Industrial Development Revenue Bonds issued in 1990 to fund, in part, the construction of the Company's new commissary, warehouse and office facility. There are no legal restrictions on the use of those compensating balance funds.

IMPACTS OF INFLATION

The Company believes that its business is affected by inflation to the same extent as the general economy. Generally, the Company has been able to offset the inflationary impact of costs and wages through a combination of improved productivity and price increases. As a result, operating results during fiscal years 1996, 1995 and 1994 have not been significantly affected by inflation.

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS
SKYLINE CHILI, INC.

We have audited the accompanying consolidated balance sheets of Skyline Chili, Inc., as of October 27, 1996, and October 29, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Skyline Chili, Inc., at October 27, 1996, and October 29, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 27, 1996, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP
Cincinnati, Ohio
December 11, 1996

CONSOLIDATED STATEMENTS OF INCOME

                                                                Years ended
                                         October 27, 1996     October 29, 1995     October 30, 1994
---------------------------------------------------------------------------------------------------
REVENUES:
  Sales:
     Commissary                              $ 12,341,000         $ 10,331,000         $ 10,817,000
     Restaurants                               15,471,000           14,231,000           12,507,000
  Franchise fees and royalties                  1,411,000            1,210,000            1,172,000
---------------------------------------------------------------------------------------------------
                                               29,223,000           25,772,000           24,496,000

OPERATING COSTS AND EXPENSES:
  Cost of sales--commissary                     8,634,000            7,497,000            8,211,000
  Restaurant operating costs:
     Cost of food and paper                     4,355,000            3,945,000            3,569,000
     Payroll costs                              4,693,000            4,266,000            3,629,000
     Occupancy and other expenses               3,229,000            3,078,000            2,690,000
  Selling, general and administrative           5,727,000            5,000,000            5,051,000
---------------------------------------------------------------------------------------------------
                                               26,638,000           23,786,000           23,150,000
---------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                          2,585,000            1,986,000            1,346,000

OTHER INCOME (EXPENSE):
  Interest income                                  76,000               92,000               93,000
  Interest expense                               (367,000)            (541,000)            (583,000)
  Other expense                                    (6,000)              (7,000)             (24,000)
---------------------------------------------------------------------------------------------------
                                                 (297,000)            (456,000)            (514,000)
---------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                      2,288,000            1,530,000              832,000
PROVISION FOR INCOME TAXES                        873,000              550,000              300,000
---------------------------------------------------------------------------------------------------
NET INCOME                                   $  1,415,000         $    980,000         $    532,000
===================================================================================================
NET INCOME PER SHARE                         $       0.41         $       0.29         $       0.16
===================================================================================================
WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING                 3,478,000            3,419,000            3,390,000
===================================================================================================
                                                                            See accompanying notes.

Consolidated Balance Sheets


                                      October 27, 1996     October 29, 1995
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents              $ 1,140,000          $ 1,910,000
    Accounts receivable                      1,692,000            1,074,000
    Inventories                              1,804,000            1,224,000
    Prepaid expenses                           129,000              121,000
    Deferred income taxes                      253,000              206,000
--------------------------------------------------------------------------------
Total current assets                         5,018,000            4,535,000



PROPERTY AND EQUIPMENT, AT COST:
    Land                                     1,046,000            1,469,000
    Buildings and improvements              13,859,000           11,451,000
    Equipment and fixtures                   8,702,000            7,409,000
    Construction in progress                                         61,000
--------------------------------------------------------------------------------
                                            23,607,000           20,390,000


    Less accumulated depreciation            8,067,000            6,565,000
--------------------------------------------------------------------------------
Net property and equipment                  15,540,000           13,825,000



INTANGIBLE ASSETS--NET                         455,000              501,000
OTHER ASSETS                                   149,000              152,000
--------------------------------------------------------------------------------
                                           $21,162,000          $19,013,000
================================================================================
                                                         See accompanying notes.

                                       10



                                                            October 27, 1996     October 29, 1995
--------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable                                             $ 1,787,000          $ 1,505,000
    Accrued salaries and wages                                     1,020,000              664,000
    Accrued interest                                                  53,000               65,000
    Income taxes                                                     146,000              101,000
    Other accrued liabilities                                        458,000              380,000
    Long-term debt due within one year                               385,000              360,000
--------------------------------------------------------------------------------------------------
Total current liabilities                                          3,849,000            3,075,000

DEFERRED INCOME TAXES                                                689,000              469,000
OTHER LIABILITIES                                                    117,000              105,000
LONG-TERM DEBT                                                     5,715,000            6,100,000

SHAREHOLDERS' EQUITY:
    Common stock, no par value:
    1996--5,400,000 shares authorized; 3,389,000 shares
       issued and outstanding
    1995--5,400,000 shares authorized; 3,345,000 shares
       issued and outstanding                                      5,380,000            5,267,000
    Additional paid-in capital                                        19,000               19,000
    Retained earnings                                              5,393,000            3,978,000
--------------------------------------------------------------------------------------------------
Total shareholders' equity                                        10,792,000            9,264,000
--------------------------------------------------------------------------------------------------
                                                                 $21,162,000          $19,013,000
==================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                             Years ended
                                                       October 27, 1996    October 29, 1995    October 30, 1994
----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                  $ 1,415,000         $   980,000         $   532,000
Adjustments to reconcile net income to net
    cash provided by operating activities:
       Depreciation and amortization                          1,705,000           1,553,000           1,373,000
       Deferred income taxes                                    173,000              74,000             101,000
       Decrease (increase) in:
          Accounts receivables                                 (618,000)           (348,000)            403,000
          Inventories                                          (580,000)           (181,000)           (504,000)
          Prepaid expenses                                       (8,000)             92,000              41,000
       Increase (decrease) in:
          Accounts payable                                      282,000              99,000             536,000
          Income taxes payable                                   45,000             101,000
          Accrued liabilities                                   422,000            (333,000)            542,000
       Other--net                                                24,000             (27,000)            (66,000)
----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                     2,860,000           2,010,000           2,958,000

INVESTING ACTIVITIES:
Capital expenditures                                         (3,987,000)         (2,484,000)         (1,537,000)
Payments for businesses acquired                                                                       (301,000)
Proceeds from sale of property and equipment                    609,000              54,000             903,000
Additions to intangible assets                                   (5,000)            (39,000)            (47,000)
----------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                        (3,383,000)         (2,469,000)           (982,000)

FINANCING ACTIVITIES:
Proceeds from exercise of stock options                         113,000
Repayments of debt                                             (360,000)           (340,000)           (315,000)
----------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                          (247,000)           (340,000)           (315,000)
----------------------------------------------------------------------------------------------------------------

Net (decrease) increase in cash and cash equivalents           (770,000)           (799,000)          1,661,000
Cash and cash equivalents at beginning of year                1,910,000           2,709,000           1,048,000
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                    $ 1,140,000         $ 1,910,000         $ 2,709,000
================================================================================================================
                                                                                         See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



Years ended October 27, 1996, October 29, 1995, and October 30, 1994
--------------------------------------------------------------------------------------------------------------------------
                                                  Common Stock
                                           --------------------------          Additional                        Total
                                           Number of                            Paid-in         Retained      Shareholders'
                                            Shares            Amount            Capital         Earnings         Equity

Balance, October 31, 1993                  3,113,000       $5,157,000           $19,000        $2,466,000     $  7,642,000
    Issuance of common stock                 232,000          110,000                                              110,000
    Net income                                                                                    532,000          532,000
--------------------------------------------------------------------------------------------------------------------------
Balance, October 30, 1994                  3,345,000        5,267,000            19,000         2,998,000        8,284,000
    Net income                                                                                    980,000          980,000
--------------------------------------------------------------------------------------------------------------------------
Balance, October 29, 1995                  3,345,000        5,267,000            19,000         3,978,000        9,264,000
    Options exercised                         44,000          113,000                                              113,000
    Net income                                                                                  1,415,000        1,415,000
--------------------------------------------------------------------------------------------------------------------------
Balance, October 27, 1996                  3,389,000       $5,380,000           $19,000        $5,393,000      $10,792,000
==========================================================================================================================
                                                                                                   See accompanying notes.

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


                          1996        1995          1994
Franchise fees        $108,000     $30,000       $30,000
Royalties            1,303,000   1,180,000     1,142,000
--------------------------------------------------------------------------------
                    $1,411,000  $1,210,000    $1,172,000
--------------------------------------------------------------------------------


Intangible Assets
Intangible assets consist primarily of trademarks and recipes obtained through acquisition of businesses, which are amortized on the straight-line method over periods up to fifteen years, and debt issuance costs which are amortized over the life of the debt using the interest method. Accumulated amortization was $320,000 and $254,000 as of October 27, 1996, and October 29, 1995,
respectively.

Pre-Opening Expenses
Expenditures related to the opening of new restaurants, other than those for capital assets, are expensed as incurred.

Earnings Per Share
Earnings per common share are based on the weighted average number of common shares and common share equivalents outstanding.

Reporting Period
The Company's fiscal year ends on the last Sunday of October. The consolidated financial statements for 1996, 1995 and 1994 each include 52 weeks.

Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications
Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation.

2. Income Taxes

The components of the income tax provision are as follows:

                          1996        1995         1994
Current:
   Federal            $555,000    $398,000     $182,000
   State and city      145,000      78,000       17,000
Deferred               173,000      74,000      101,000
--------------------------------------------------------------------------------
                      $873,000    $550,000     $300,000
================================================================================

The reasons for the difference between the amounts determined using the statutory corporate federal income tax rate and the effective income tax rate are as follows:


                                     1996              1995             1994
Income taxes computed
   at statutory federal
   income tax rates             $ 778,000         $ 520,000         $283,000
State and local income
   taxes, net of federal
   income tax effect               96,000            52,000           11,000
Other - net                        (1,000)          (22,000)           6,000
--------------------------------------------------------------------------------
Actual tax expense              $ 873,000         $ 550,000         $300,000
================================================================================


The deferred tax assets and liabilities consist of the following components:



                                         1996              1995             1994
DEFERRED TAX ASSETS
Employee compensation
   and benefits                     $ 119,000         $  87,000         $137,000
Inventory                              32,000            40,000           21,000
Expenses not currently
   deductible                         102,000            79,000           40,000
--------------------------------------------------------------------------------
                                      253,000           206,000          198,000
DEFERRED TAX LIABILITIES
Accelerated tax depreciation          689,000           707,000          693,000
Alternative minimum tax
   credit carryforward                                 (238,000)        (306,000)
--------------------------------------------------------------------------------
                                      689,000           469,000          387,000
--------------------------------------------------------------------------------
Net Deferred Tax Liability          $ 436,000         $ 263,000         $189,000
================================================================================


3. Long-Term Debt and Notes Payable

Long-term debt at October 27, 1996, represents $6,100,000 City of Fairfield, Ohio Adjustable Rate Demand Industrial Development Revenue Bonds, Series 1990, due 2008. The bonds were issued in the fourth quarter of 1990 for the purpose of constructing and equipping a new commissary, warehouse and office facility and are payable annually through September 1, 2008. The carrying amount of the bonds approximates fair value. Interest is payable semi-annually at a 5% annual rate through August 31, 2000. On September 1, 2000, and on each succeeding interest rate determination date, the interest rate will be adjusted for an interest rate period, determined at the Company's election, equal to six months, one year, five years or ten years. In no case will the interest rate exceed 12%. Redemption of the bonds is dependent on the interest rate period elected by the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    Continued

The bonds and certain amounts of accrued interest thereon are guaranteed by a $6,981,000 bank letter of credit through September 16, 1998. The bank letter of credit is secured by the commissary, warehouse, office facility and certain equipment. The Company is required under the agreement to maintain certain financial ratios, and the agreement places limitations on dividends and acquisition of common stock should the ratio of debt to tangible net worth be more than 1.25 to 1. At October 27, 1996 the ratio was 0.92 to 1.

The Company pays the bank a maintenance fee on the undrawn amount available to be drawn under the letter of credit equal to 5/8% annually. The bank agreement also provides that the Company maintain a $400,000 compensating balance in the Company's general disbursement account.

The Company has a $4 million unsecured line of credit with a bank that extends through July 9, 1997. Borrowings under the line of credit bear interest at prime less 1/8%. There were no borrowings under the line at October 27, 1996, or October 29, 1995.

Annual maturities of long-term debt are $385,000, $410,000, $435,000, $465,000 and $495,000 in 1997 through 2001.

4. COMMITMENTS

The Company conducts most of its restaurant operations from leased facilities and leases certain equipment under operating lease agreements. The leases generally require the Company to pay taxes and insurance, and certain of the leases require the payment of additional rents if annual sales exceed certain minimums. Most leases contain renewal options ranging from three to fifteen years, at lease rates that are not materially higher than existing lease rates.

The following is a schedule of future minimum rental payments relating to these operating leases as of October 27, 1996:




  Year
--------------------------------------------------
  1997                                $  970,000
  1998                                   893,000
  1999                                   788,000
  2000                                   661,000
  2001                                   515,000
  Thereafter                           1,420,000
--------------------------------------------------
Total minimum lease payments          $5,247,000
--------------------------------------------------


Rent expense under operating leases amounted to $1,161,000 in 1996, $1,101,000 in 1995, and $1,045,000 in 1994.

5. DEFINED CONTRIBUTION PLAN

The Company has two defined contribution pension plans, one with a 401(k) feature, covering all employees who meet eligibility requirements. The Company matches employees' tax-deferred contributions up to 3% of the employees' compensation. Remaining contributions under the plan are discretionary. Total expense under the plans amounted to $140,000 in 1996, $120,000 in 1995 and $100,000 in 1994.

6. COMMON STOCK

The 1986 Stock Option Plan reserved 112,000 shares of common stock for award to officers and key employees as stock options. The option price is determined by a Stock Option Committee, but may not be less than 85% of the fair market value of the stock at the date of grant, and the options are exercisable over a period determined by the Committee, but no longer than ten years after the date they are granted. On September 19, 1996, the Company's 1986 Plan terminated due to the expiration of its ten-year term. All options granted under the 1986 Plan that were outstanding on that date may continue to be exercised according to their terms. No further options can be granted under the 1986 Plan.

The 1990 Stock Option and Stock Incentive Plan reserved 475,000 shares of common stock for award to officers and key employees of the Company as incentive or nonqualified stock options, stock appreciation rights (SARs), restricted stock, performance units or other stock unit awards. For stock options, the option price is determined by a Committee of the Board of Directors, but may not be less than 85% and 100% of the fair market value of the stock at the date of grant for nonqualified stock options and incentive stock options, respectively. Options are exercisable over a period determined by the Committee, but no longer than ten years after the date they are granted. SARs may be granted in connection with stock options or separately. SARs issued in connection with options entitle the optionee to receive the appreciation in value of the shares (the difference between market price of a share at the time of exercise of the SARs and option price) in cash, shares or a combination thereof. Any exercise of an option or SAR automatically cancels the related option or SAR.

A summary of stock option activity related to the Plans is as follows:



                                         Number Of         Option Price
                                          Shares             Per Share
Outstanding at October 31, 1993
   (260,000 shares exercisable)           384,000           $2.19-$5.19
   Granted                                  9,000           $2.88-$3.13
   Canceled/Expired                        (1,000)             $4.50
--------------------------------------------------------------------------------
Outstanding at October 30, 1994
   (313,000 shares exercisable)           392,000           $2.19-$5.19
   Granted                                131,000              $3.125
   Canceled/Expired                       (30,000)          $2.25-$4.06
--------------------------------------------------------------------------------
Outstanding at October 29, 1995
   (320,000 shares exercisable)           493,000           $2.19-$5.19
   Granted                                 40,000           $4.13-$4.31
   Exercised                              (44,000)          $2.44-$4.50
--------------------------------------------------------------------------------
Outstanding at October 27, 1996
   (336,000 shares exercisable)           489,000           $2.19-$5.19
================================================================================

At October 27, 1996, 54,000 shares of common stock were reserved for future grant under the Plans.


7. ADVERTISING TRUST

Company stores and franchisees in the Greater Cincinnati area pay an advertising fee to a trust established for the benefit of Greater Cincinnati area stores.

The trust has a line of credit with a bank under which it may borrow up to $200,000 that is guaranteed by the Company. There were no borrowings under the line at October 27, 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   Continued


8. CASH FLOWS

Supplemental disclosure with respect to cash flow information is as follows:


                          1996        1995          1994
Cash paid during
  the year for:
   Interest           $380,000    $593,000      $527,000
   Income taxes       $762,000    $328,000      $192,000
===========================================================


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

10. QUARTERLY FINANCIAL DATA (Unaudited)



(Dollar amounts in thousands,
except per share data)                Income
Year Ended                             From                    Net Income
October 27, 1996     Revenues       Operations   Net Income    Per Share

First quarter           $8,210        $  510        $262        $ 0.08
Second quarter           6,422           364         182          0.05
Third quarter            6,677           490         262          0.08
Fourth quarter          $7,914        $1,221        $709        $ 0.20

Year Ended
October 29, 1995
First quarter           $7,697        $  461        $203        $ 0.06
Second quarter           5,710           310         124          0.04
Third quarter            5,936           431         209          0.06
Fourth quarter          $6,429        $  784        $444        $ 0.13

The first quarter of each fiscal year includes 16 weeks. All other quarters include 12 weeks.